FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 13, 2019
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Notice of Redemption

The Royal Bank of Scotland Group plc ("RBSG" or the "Issuer")

RBSG continues to manage its capital stack for value, including considerations of regulatory value, relative funding cost and rating agency consideration.

In line with this policy on the management of legacy securities, the holders of the Issuer's €1,000,000,000 3.625 per cent. Subordinated Tier 2 Notes due 25 March 2024 (ISIN: XS1049037200 (the "Notes")) have been notified by the Issuer of the upcoming redemption of the Notes on 25 March 2019. The amount of the Notes currently outstanding is €1,000,000,000.

Terms used but not defined herein shall have the meaning given to them in the notice of redemption. The Notes are being redeemed pursuant to Condition 5(d) (Call Option -Redemption at the Option of the Issuer) of the Notes at par, together with interest accrued to the Redemption Date. The Issuer has notified the holders pursuant to the terms of the Notes.

To view the notice, please click on the link below.

http://www.rns-pdf.londonstockexchange.com/rns/8075S_1-2019-3-13.pdf

For further information, please contact:

Scott Forrest
Head of RBS Debt Capital Markets & Capital Strategy
Tel: +44 131 626 1329

Legal Entity Identifier:  2138005O9XJIJN4JPN90

Date: 13 March 2019

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary